UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 16, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔               Form 40-F __

16 March 2026

Smith & Nephew plc (the "Company")

Annual Financial Report & Notice of AGM

The following documents have today been published:

1.       2025 Annual Report
2.       Notice of the 2026 Annual General Meeting
3.       Form of Proxy for the 2026 AGM
4.       Proposed new Articles of Association of the Company

In accordance with UK Listing Rules 6.4.1 and 6.4.3 a copy of each of the above documents has been uploaded to the National Storage Mechanism and will be available for viewing shortly at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The 2025 Annual Report on Form 20-F was filed with the SEC earlier today.

Documents will also be made available on the Company's website, https://www.smith-nephew.com/en/who-we-are/investors/shareholder-resources.

The regulated information required in conformity with Disclosure Guidance and Transparency Rule 6.3.5 is available in unedited full text within the 2025 Annual Report as uploaded and available on the National Storage Mechanism and on the Company's website as noted above.

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel:  01923 477100
LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 16, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary